Exhibit 99.2

GFL Environmental Inc. Sets Date for Second Quarter 2020 Earnings Release and Conference Call

VAUGHAN, ON, July 9, 2020 —GFL Environmental Inc. (NYSE, TSX: GFL) (“GFL” or the “Company”) today announced that it will release its second quarter 2020 financial results after the market closes on Wednesday August 5, 2020 and will host an investor conference call related to this release on Thursday August 6, 2020 at 8:00 am Eastern Time.

A live audio webcast of the conference call can be accessed by logging onto the Company’s Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing (833) 968-1934 (conference ID 2382886) approximately 15 minutes prior to the scheduled start time.  For those unable to listen live, an audio replay of the call will be available until August 20, 2020 by dialing (800) 585-8367 or (416) 621-4642.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States.  Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

For further information: Patrick Dovigi, Founder and Chief Executive Officer, +1 905-326-0101, pdovigi@gflenv.com